Mail Stop 3561

April 19, 2006

Mr. William R. Mills
Senior Vice President and Treasurer/Chief Financial Officer
Weis Markets, Inc.
1000 S. Second Street, P.O. Box 471
Sunbury, PA 17801-0471

> **RE:** **Weis Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-5039**

Dear Mr. Mills:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 11

Notes to Consolidated Financial Statements, page 15

General

1.   In future filings, please disclose the impact that recently issued accounting
        standards will have on your financial position and results of operations when such
        standards are adopted in a future period. In those instances where a recently
        issued standard will impact the preparation of, but not materially affect, your
        financial statements, please consider disclosing that a standard has been issued
        and that its adoption will not have a material effect on your financial position or
        results of operations. A similar discussion or an appropriate cross reference may
        also need to be included in MD&A. Refer to SAB Topic 11M.

Note 1(t). Vendor Allowances, page 18

2.   Based on your disclosures and the guidance in EITF 02-16, we assume that
        vendor rebates, credits and promotional allowances are recorded only when the
        allowances are both earned and the related inventory is sold. In other words, we
        assume vendor consideration is not recognized as a reduction of cost of sales in
        your income statement until the related inventory is sold. If our assumption is
        correct, please clarify your disclosures in future filings accordingly. In this
        regard, we find unclear your current disclosure that "[v]endor rebates, credits and
        promotional allowances . . . are recorded as a reduction of cost sales as they are
        earned. . ." If our assumption is incorrect, please tell us in detail why you believe
        your policy is in accordance with GAAP.

Note 6. Retirement Plans, page 21

3.   With reference to the applicable authoritative literature, please tell us in a
        reasonable amount of detail how you account for your non-qualified supplemental
        executive retirement and non-qualified pharmacist deferred compensation plans.
        Also tell us the pertinent terms of the plans which drive the accounting for the
        plans.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Please understand that we may have

additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief